UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
FORM 12b-25	OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response................ 2.50
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
Commission File Number 0-11104	CUSIP NUMBER

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2025

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Noble Roman’s, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6612 E. 75th Street, Suite 450
Address of Principal Executive Office (Street and Number)

Indianapolis, Indiana 46250
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Noble Roman’s, Inc., an Indiana corporation (the “Company”), will be unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2025 (the “Form 10-Q”) within the time period prescribed without unreasonable effort or expense. As disclosed in the Company’s Current Report on Form 8-K filed October 20, 2025, the Company recently engaged Stephano Slack, LLC (“Stephano Slack”) as the Company’s principal accountant. As a result of which, the staff of the Company and Stephano Slack has not yet completed the applicable processes and procedures with respect to the Company’s interim financial statements to be included in the Form 10-Q.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Paul W. Mobley, Executive Chairman	(317)	634-3377
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* * * * * * * * *

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Noble Roman’s, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Noble Roman’s, Inc.

Date: November 14, 2025	By:	/s/ Paul W. Mobley
Paul W. Mobley Executive Chairman

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